UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No.      )*

CHYRONHEGO CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

171607104

(CUSIP Number)

Vector CH Holdings (Cayman), L.P.

CH Merger Sub, Inc.

Vector Capital IV International, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital Partners IV, L.P.

Vector Capital, Ltd.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

Attn: David Baylor

With a copy to: Shearman & Sterling LLP Four Embarcadero Center, Suite 3800 San Francisco, CA 94111 Telephone: (415) 616-1100 Attn: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171607104

1.	Names of Reporting Persons: Vector CH Holdings (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) PN

[1]	Represents the aggregate number of shares of common stock, par value $0.01 per share (the “Common Stock”), of ChyronHego Corporation (the “Issuer”), beneficially owned by the Voting Parties (defined below) pursuant to the Voting Agreement (including options to purchase 832,168 shares of Common Stock exercisable within 60 days of November 17, 2014 and 97,847 shares of Common Stock subject to restricted stock units that will vest within 60 days of November 17, 2014).
[2]	Represents the total from Row (11) divided by 41,188,366 shares of Common Stock (including 40,258,351 shares of Common Stock outstanding on November 14, 2014 pursuant to the Merger Agreement (defined below), as well as options to purchase 832,168 shares of Common Stock exercisable within 60 days of November 17, 2014 and 97,847 shares of Common Stock subject to restricted stock units that will vest within 60 days of November 17, 2014.

CUSIP No. 171607104

1.	Names of Reporting Persons: CH Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 171607104

1.	Names of Reporting Persons: Vector Capital IV International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 171607104

1.	Names of Reporting Persons: Vector Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 171607104

1.	Names of Reporting Persons: Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 171607104

1.	Names of Reporting Persons: Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 171607104

1.	Names of Reporting Persons: Vector Capital, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 171607104

1.	Names of Reporting Persons: Vector Capital Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 171607104

1.	Names of Reporting Persons: Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)* AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,289,507[1]
	9.	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,289,507[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%[2]
14.	Type of Reporting Person (See Instructions) IN

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of November 17, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Vector CH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), CH Merger Sub, Inc., a New York corporation (“Merger Sub”), and ChyronHego Corporation, a New York corporation (the “Issuer” or “Company”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Concurrently with the execution of the Merger Agreement, Johan Apel, Westhill Group AB, Dawn Johnston, Soren Kjellin, Maxflyt AB, Susan Clark-Johnson, Peter F. Frey, Christopher R. Kelly, Michael Wellesley-Wesley, Robert L. Ogden, Robert A. Rayne, LMS Tiger Investments Ltd., Westpool Investment Trust plc, Lion Investments Limited, Henrik Sundberg, Stella Capital Advisors, Michael C. Wheeler, Kevin Prince, Kathleen Power, Jesper Gawell and Stefan Fjellsten (collectively, the “Voting Parties”), entered into a voting agreement with Parent and Merger Sub (as it may be amended from time to time, the “Voting Agreement”), pursuant to which, among other things, the Voting Parties agreed to vote all of the shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) beneficially owned by the Voting Parties, representing approximately 51.7% of the Company’s issued and outstanding shares of Common Stock in the aggregate, in favor of the Merger and against any other acquisition proposal (except as permitted in the Merger Agreement) at any meeting of the Company’s shareholders until termination of the Voting Agreement.

The summary of the Merger Agreement and the Voting Agreement is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, respectively, which are filed as Exhibits 99.1 and 99.3 hereto, respectively, and are incorporated herein by reference.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 5 Hub Street, Melville, New York 11747.

Item 2.	Identity and Background.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector CH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), (ii) CH Merger Sub, Inc., a New York corporation (“Merger Sub”), (iii) Vector Capital Partners III, L.P., a Delaware limited partnership (“VCP III LP”), (iv) Vector Capital Partners IV, L.P., a Delaware limited partnership (“VCP IV LP”), (v) Vector Capital, L.L.C., a Delaware limited liability company (“VC LLC”), (vi) Vector Capital, Ltd., a Cayman Islands exempted company (“VC LTD”), (vii) Vector Capital IV International, L.P., a Delaware limited partnership (“VC IV Intl LP”), (viii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”, and together with VCP III LP, VCP IV LP, VC LLC, VC LTD and VC IV Intl LP, “Vector”), and (iv) Alexander R. Slusky, an individual (“Mr. Slusky”). Mr. Slusky is the Managing Member of VC LLC. VC LLC and VC LTD are the General Partners of VCP III LP and VCP IV LP. VCP III LP is the sole General Partner of VEF III LP. VCP IV LP is the sole General Partner of VC IV Intl LP, and owns 100% of Parent, and Parent is the sole shareholder of Merger Sub.

The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b) The business address for the Reporting Persons is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c) The principal businesses of Parent and Merger Sub are each to enter into the Merger Agreement. The business of Vector is that of a private limited partnership (in the case of VCP III LP, VCP IV LP, VC IV Intl LP and VEF III LP) or a private limited liability company (in the case of VC LLC) or an exempted company (in the case of VC LTD), engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership (“Vector Capital”), which is principally engaged in the business of managing a portfolio of funds, including Vector.

The name and principal occupation of each director and executive officer of Merger Sub, and the Managing Member and Chief Investment Officer of Vector, is as follows:

•	Alexander Slusky is the Managing Member of VC LLC. His principal occupation is as the Managing Director and Chief Investment Officer of Vector Capital.

•	Nicholas Lukens is the director of Merger Sub. His principal occupation is as a Vice President of Vector Capital.

•	James Murray is the President, Secretary and Treasurer of Merger Sub. His principal occupation is as the Chief Financial Officer of Vector Capital.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Slusky is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

No funds were required in connection with the execution and delivery of the Merger Agreement and Voting Agreement. The total value of the Merger transaction, including the amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $129.6 million. Parent currently intends to obtain all of such funds through a combination of (i) debt financing to be provided by one or more groups of lenders, (ii) equity financing to be provided by Vector, pursuant to an equity commitment letter described below and certain rollover investors, and (iii) available cash balances of the Company.

In a letter dated November 17, 2014, each of VC IV Intl LP and VEF III LP, (the “Equity Commitment Letter”) agreed, subject to certain conditions, to contribute an aggregate of approximately $49.3 million (subject to adjustment) in cash to Parent in exchange for a portion of the equity of Parent, which financing will be used solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay certain expenses. This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is attached hereto as Exhibit 99.4, which is incorporated by reference in its entirety into this Item 3.

VC IV Intl LP and VEF III LP have, pursuant to a Limited Guarantee, dated as of November 17, 2014 (the “Guarantee”), unconditionally and irrevocably guaranteed Parent’s obligation under Section 11.04(c) of the Merger Agreement to pay a reverse termination fee of $6.3 million to the Company in the event that the Company terminates the Merger Agreement due to a breach of any representation or warranty or failure to perform any covenant by Parent or Merger Sub under the Merger Agreement. VC IV Intl LP and VEF III LP’s maximum liability under the Guarantee is limited to monetary damages not in excess of $6.3 million. The Guarantee will terminate upon earlier of the effective time of the Merger or the termination of the Merger Agreement. The foregoing description of the Guarantee is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit 99.5 hereto, and is incorporated herein by reference.

Item 4.	Purpose of Transaction

(a) - (j)

On November 17, 2014, Parent, Merger Sub and Issuer entered into the Merger Agreement, pursuant to which and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of the Company’s Common Stock (the “Shares”) outstanding immediately prior to the Effective Time will be converted into the right to receive $2.82 in cash, without interest and subject to any applicable withholding taxes (the “Merger Consideration”), other than 8,258,706 shares, representing up to 50% of the shares held (excluding stock options and shares issuable upon exercise of stock options) by Johan Apel, Westhill Group AB, Stefan Fjellsten, Soren Kjellin, Maxflyt AB, and certain other former shareholders of companies previously acquired by the Issuer (the “Rollover Holders”), which will be exchanged for approximately 31% of the equity interests of Parent (which is discussed in more detail below). In addition, at the Effective Time, each then-outstanding option to purchase shares of Common Stock of the Company (the “Company Options”) that has an exercise price per share that is less than the Merger Consideration will become fully vested and will be cancelled in exchange for a cash payment per share equal to the excess, if any, of the Merger Consideration over the exercise price of such Company Option and each then-outstanding Company Option that has an exercise price per share that is equal to or greater than the Merger Consideration will be cancelled. In addition, each restricted stock unit representing the right to acquire shares of Common Stock outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for the right to receive a cash amount equal to the product of (1) the total number of shares of Common Stock subject to such restricted stock unit, multiplied by (2) the Merger Consideration of $2.82 per share. In addition, each warrant to purchase shares of Common Stock that has not previously been exercised and that has an exercise price per share that is less than the Merger Consideration will be converted into the right to receive an amount in cash determined by multiplying (1) the excess of the Merger Consideration over the exercise price of such warrant by (2) the number of shares of Common Stock subject to such warrant. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference in its entirety into this Item 4.

Concurrently with the execution of the Merger Agreement, the Voting Parties entered into the Voting Agreement with Parent and Merger Sub, in the form attached hereto as Exhibit 99.3, dated as of November 17, 2014, pursuant to which, among other things, the Voting Parties irrevocably appointed Parent as their true and irrevocable proxy, to vote each Voting Party’s respective shares of Common Stock (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and the Voting Agreement, (ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal (as such term is defined in the Merger Agreement)) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company. Each Voting Party further agreed not to, directly or indirectly, (a) sell, assign, transfer (including by operation of law), pledge, dispose of or otherwise encumber any of the shares of Common Stock subject to the Voting Agreement or otherwise agree to do any of the foregoing, (b) deposit any shares of Common Stock into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Voting Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any shares of Common Stock or (d) take any action that would make any representation or warranty of such Voting Party therein untrue or incorrect in any material respect or have the effect of preventing or disabling the Voting Party from performing his, her or its obligations hereunder. The Voting Agreement will terminate upon the earlier of the Effective Time, the termination of the Merger Agreement in accordance with its terms or an Adverse Recommendation Change (as defined in the Merger Agreement) by the special committee of the Company’s board of directors.

Concurrently with the execution of the Merger Agreement, each of the Rollover Holders entered into a Rollover Agreement with Parent, in the form attached hereto as Exhibit 99.2, dated as of November 17, 2014 (each, a “Rollover Agreement”) pursuant to which the Rollover Holders will exchange an aggregate of 8,258,706 shares of Common Stock for equity interests of Parent, immediately prior to the Effective Time. The Rollover Agreements terminate upon the earliest to occur of (a) upon termination of the Merger Agreement in accordance with its terms or (b) the agreement by the Rollover Holder and Vector Capital IV L.P. to terminate the applicable Rollover Agreement.

The foregoing descriptions of the Merger Agreement, Rollover Agreements and Voting Agreement are qualified in their entirety by reference to the Merger Agreement, the Form of Rollover Agreement and the Voting Agreement, which are filed as Exhibit 99.1, 99.2, and 99.3 hereto, respectively, and are incorporated herein by reference.

Vector intends to raise approximately $50.0 million in debt in connection with the Merger. Assuming the full amount is borrowed in connection therewith and is used to purchase Common Stock, then the post-closing equity value of Parent after the Merger will be approximately $76.1 million (determined based on the pre-Merger equity value of the Company’s Common Stock and options and transaction expenses reduced by the amount of the debt incurred by Parent in connection with the Merger (net of expected costs at closing)) and the enterprise value will be approximately $126.1 million. Based on the above assumptions, to fund a portion of the Merger Consideration, Vector would invest approximately $52.8 million in cash in Parent in the form of an equity contribution. The Rollover Holders’ contribution and Vector’s investment in Parent will be made at the same valuation. As a result, immediately after the Merger, (i) the Rollover Holders would hold equity in Parent valued at approximately $23.3 million (or approximately 30.6 percent of the total equity value of approximately $76.1 million) and (ii) Vector would hold equity in Parent valued at approximately $52.8 million (or approximately 69.4 percent of the total equity value of $76.1 million). The remainder of the capitalization of Parent would consist of $50.0 million in debt, which will not exist prior to the closing of the Merger, and which would be arranged by Vector.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 41,188,366 shares of Common Stock (including 40,258,351 shares of Common Stock outstanding on November 14, 2014 pursuant to the Merger Agreement (defined below), as well as options to purchase 832,168 shares of Common Stock exercisable within 60 days of November 17, 2014 and 97,847 share of Common Stock subject to restricted stock units that will vest within 60 days of November 17, 2014). As a result of the matters discussed in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with, among others, the Voting Parties. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(b) The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power is as set forth below.

	Parent	Merger Sub	VC IV Intl LP	VEF III LP	VCP IV LP	VCP III LLC	VC LTD	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0	0	0

Shared Power to Vote/Direct Vote	21,289,507	21,289,507	21,289,507	21,289,507	21,289,507	21,289,507	21,289,507	21,289,507

Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0	0	0

Shared Power to Dispose/Direct Disposition	0	0	0	0	0	0	0	0

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s Common Stock that were effected during the past 60 days by any of the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no person other than the Voting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 21,289,507 Shares (including options to purchase 832,168 shares of Common Stock exercisable within 60 days of November 17, 2014 and 97,847 shares of Common Stock subject to restricted stock units that will vest within 60 days of November 17, 2014).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

1	Joint Filing Agreement dated November 26, 2014, by and among Vector CH Holdings (Cayman), L.P., CH Merger Sub, Inc., Vector Capital IV International, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners IV, L.P., Vector Capital, Ltd., Vector Capital, L.L.C. and Alexander R. Slusky.

99.1	Agreement and Plan of Merger, dated as of November 17, 2014, by and among ChyronHego Corporation, Vector CH Holdings (Cayman), L.P. and CH Merger Sub, Inc. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission) (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 17, 2014).

99.2	Form of Rollover Agreement, dated as of November 17, 2014, by and between Parent and each of the Rollover Holders. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 17, 2014).

99.3	Voting Agreement, dated as of November 17, 2014, by and among Parent, Merger Subsidiary and the Signatories Thereto. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 17, 2014).

99.4	Equity Commitment Letter, dated November 17, 2014, by and among Vector Capital IV International, L.P., Vector Entrepreneur Fund III, L.P., Vector CH Holdings (Cayman), L.P. and CH Merger Sub, Inc.

99.5	Limited Guarantee, dated as of November 17, 2014, by and among Vector Capital IV International, L.P., Vector Entrepreneur Fund III, L.P. in favor of ChyronHego Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated November 17, 2014.

VECTOR CH HOLDINGS (CAYMAN), L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

CH MERGER SUB, INC.

By:	/s/ James Murray
Name:	James Murray
Title:	President

VECTOR CAPITAL IV INTERNATIONAL, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR ENTREPRENEUR FUND III, L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL, LTD.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky Alexander R. Slusky